SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. _)1

CAI International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12477X106

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2019**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

** Please see Item 5.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12477X106	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. Weiss Asset Management LP BIP GP LLC WAM GP LLC Andrew M. Weiss Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Weiss Asset Management LP is a Delaware limited partnership.

  BIP GP LLC is a Delaware limited liability company.

  WAM GP LLC is a Delaware limited liability company.

  Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	8	SHARED VOTING POWER Weiss Asset Management LP — 987,716 ** BIP GP LLC — 664,478 ** WAM GP LLC — 987,716 ** Andrew M. Weiss — 987,716 **
	9	SOLE DISPOSITIVE POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management LP — 987,716 ** BIP GP LLC — 664,478 ** WAM GP LLC — 987,716 ** Andrew M. Weiss — 987,716 **

**	Please see Item 5.

CUSIP No. 12477X106	13D	Page 3 of 10 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Weiss Asset Management LP — 987,716 ** BIP GP LLC — 664,478 ** WAM GP LLC — 987,716 ** Andrew M. Weiss — 987,716 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management LP — 5.67% ** BIP GP LLC — 3.81% ** WAM GP LLC — 5.67% ** Andrew M. Weiss — 5.67% **
14	TYPE OF REPORTING PERSON Weiss Asset Management LP – IA, PN BIP GP LLC — HC, OO WAM GP LLC – HC, OO Andrew M. Weiss – HC, IN

Item 1. Security and Issuer.

This statement relates to certain shares (the “Shares”) of Common Stock of CAI International, Inc. (the “Issuer”), a Delaware corporation with principal offices at Steuart Tower, 1 Market Plaza, Suite 900, San Francisco, California 94105.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Weiss Asset Management LP, BIP GP LLC, WAM GP LLC, and Andrew M. Weiss Ph.D. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 222 Berkeley St, 16th Floor, Boston, MA 02116.

(c) The principal business of Weiss Asset Management LP is Investment Management. The principal business of BIP GP LLC is serving as general partner to Brookdale International Partners, L.P., a New York Limited Partnership (“BIP”). The principal business of WAM GP LLC is serving as general partner to Weiss Asset Management LP. Dr. Weiss’s principal occupation is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 12477X106	13D	Page 4 of 10 Pages

(f) Each of BIP GP LLC and WAM GP LLC is a Delaware limited liability company. Weiss Asset Management LP is a Delaware Limited Partnership. Dr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases for an aggregate of approximately $21.9 million cash by: (i) BIP of which BIP GP LLC is the sole General Partner and (ii) Brookdale Global Opportunity Fund, a Cayman exempted company (“BGO” and together with BIP, the “Funds”), for which Weiss Asset Management LP acts as the Investment Manager.

The source of such funds was the working capital of the Funds.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares for investment, based on the Reporting Persons’ belief that the Issuer has a strong balance sheet with high quality assets, and that the Shares are undervalued and represent an attractive investment opportunity.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities of the Issuer or transfer or dispose of any or all of its Shares or other securities of the Issuer, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Shares and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. None of the Reporting Persons has made a determination regarding a maximum or minimum number of Shares or other securities of the Issuer which it may hold at any point in time.

The Reporting Persons believe the trading price of the Issuer’s common stock historically has not reflected, and continues not to reflect, the Issuer’s intrinsic value; in fact, the Issuer’s common share price of $19.38 at the close of trading on August 22, 2019 represents an approximately 42% discount to the Issuer’s $33.77 book value per common share as of June 30, 2019. At the Issuer’s annual shareholders meeting in June 2019, and in communications thereafter, the Reporting Persons have encouraged the Issuer’s management and board of directors to engage a recognized financial advisor to assist the Issuer in conducting a full review of all operational and strategic alternatives that may be available to maximize shareholder value, including, without limitation, the possibility of selling all or substantially all of the Issuer and/or its assets at a price reflecting fair value for common shareholders.

The Reporting Persons intend to seek to continue their dialogue with the Issuer’s management and board of directors on possible steps to increase shareholder value. The Reporting Persons also may communicate with other current or potential investors in the Issuer, and/or other interested parties in order to understand their perspectives on the Issuer. Such communications with management, the board of directors, current or potential investors and/or other parties may relate, without limitation, to: (i) the matters set forth in the preceding paragraph; (ii) the Issuer’s operations, management, board composition, organizational structure, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, corporate governance, capital allocation, capitalization and/or strategic alternatives; (iii) the Issuer’s director and executive compensation arrangements and incentive alignment with shareholders, including the possible effect on compensation of a consummated strategic transaction; and/or (iv) any current or future initiatives that may be proposed or adopted by the Issuer’s management or board of directors. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

CUSIP No. 12477X106	13D	Page 5 of 10 Pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The percentages set forth in Row 13 and in this Item 5 have been calculated based on 17,419,585 Shares of the Issuer’s Common Stock issued and outstanding as of July 31, 2019, as reported in the Issuer’s Form 10-Q filed on August 7, 2019 (the “Form 10-Q”). Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(a) and (b) 664,478 Shares, representing approximately 3.8% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of each of BIP GP LLC and WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

323,238 Shares, representing approximately 1.9% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See Items 7-13 of the cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.

(c) The transactions in the Issuer’s Common Stock engaged in by BIP and BGO during the past 60 days are set forth on Schedule A hereto, which is hereby incorporated herein by reference. All of such transactions were open-market purchases.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 12477X106	13D	Page 6 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

August 23, 2019

WEISS ASSET MANAGEMENT LP

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BIP GP LLC

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY: /S/ GEORGIY NIKITIN

————————————

ATTORNEY-IN-FACT FOR ANDREW WEISS**

**

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.

CUSIP No. 12477X106	13D	Page 7 of 10 Pages

Schedule A

Transactions Effected in Last 60 Days

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
8/22/2019	Open Market Purchase	8,707	$19.36
8/21/2019	Open Market Purchase	5,873	$19.39
8/20/2019	Open Market Purchase	15,088	$19.19
8/20/2019	Open Market Purchase	3,556	$19.27
8/19/2019	Open Market Purchase	20,955	$19.46
8/16/2019	Open Market Purchase	15,750	$19.32
8/16/2019	Open Market Purchase	44,678	$19.05
8/15/2019	Open Market Purchase	6,094	$18.18
7/16/2019	Open Market Purchase	5,151	$24.38
7/15/2019	Open Market Purchase	3,157	$23.55
6/28/2019	Open Market Purchase	5,004	$24.73
6/27/2019	Open Market Purchase	2,687	$24.52
6/26/2019	Open Market Purchase	3,207	$24.13
6/26/2019	Open Market Purchase	13,930	$23.90
6/26/2019	Open Market Purchase	7,000	$23.90
6/25/2019	Open Market Purchase	3,430	$23.85
6/25/2019	Open Market Purchase	10,500	$23.75
6/24/2019	Open Market Purchase	7,647	$24.36
6/24/2019	Open Market Purchase	7,000	$24.15

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
8/22/2019	Open Market Purchase	3,732	$19.36
8/21/2019	Open Market Purchase	2,517	$19.39
8/20/2019	Open Market Purchase	6,466	$19.19
8/20/2019	Open Market Purchase	1,524	$19.27
8/19/2019	Open Market Purchase	8,980	$19.46
8/16/2019	Open Market Purchase	6,750	$19.32
8/16/2019	Open Market Purchase	19,147	$19.05
8/15/2019	Open Market Purchase	2,612	$18.18
7/16/2019	Open Market Purchase	2,208	$24.38
7/15/2019	Open Market Purchase	1,353	$23.55
6/28/2019	Open Market Purchase	2,144	$24.73
6/27/2019	Open Market Purchase	1,152	$24.52
6/26/2019	Open Market Purchase	1,374	$24.13

CUSIP No. 12477X106	13D	Page 8 of 10 Pages

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
6/26/2019	Open Market Purchase	5,970	$23.90
6/26/2019	Open Market Purchase	3,000	$23.90
6/25/2019	Open Market Purchase	1,470	$23.85
6/25/2019	Open Market Purchase	4,500	$23.75
6/24/2019	Open Market Purchase	3,277	$24.36
6/24/2019	Open Market Purchase	3,000	$24.15

CUSIP No. 12477X106	13D	Page 9 of 10 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

CUSIP No. 12477X106	13D	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, BIP GP LLC, WAM GP LLC, Weiss Asset Management LP and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Common Stock of CAI International, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 23, 2019.

WEISS ASSET MANAGEMENT LP

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BIP GP LLC

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

BY: /S/ GEORGIY NIKITIN

————————————

GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

BY: /S/ GEORGIY NIKITIN

————————————

ATTORNEY-IN-FACT FOR ANDREW WEISS**

**

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.